Acomplia® (rimonabant) is now officially
reimbursable in France, for the treatment
of eligible obese and Type 2 diabetic patients

Paris, March 22, 2007 - Sanofi-aventis announced today that Acomplia® 20mg (rimonabant), the first drug in a new therapeutic class, the selective cannabinoid-1 receptor antagonists, has now been included in the list of pharmaceutical products reimbursable by the Social Security, by virtue of a decree dated March 22, 2007, published in the Official Journal of the French Republic.

Acomplia® is now reimbursable(1) for obese patients (body mass index equal to or greater than 30kg/m2) with Type 2 diabetes uncontrolled by monotherapy with metformin or a sulphonylurea, and whose HbA1c is in the range of 6.5% -10%. Treatment with Acomplia® should be an adjunct to diet and physical activity.

For these patients Acomplia® has a two-fold action: reduction in weight and waist circumference, and an improvement of the glucose and lipid metabolism.

There is no alternative medication to Acomplia® on the list of reimbursable drugs.

Acomplia® will be available in pharmacies at a public price of 71.63 euros, including tax, for a 28 day course.

*****

(1) To be entitled to the 35% Social Security reimbursement the prescription must be issued on a special form (ordonnance de médicament d’exception) and conform to the details laid out in the Therapeutics Information Bulletin.

About Acomplia®
On the 19th June 2006, marketing approval was granted to Acomplia® by the European Commission for the treatment of obese patients (BMI equal to or greater than 30kg/m2), or those overweight (BMI greater than 27 kg/m2) with associated risk factors such as Type 2 diabetes or dyslipidaemia, in conjunction with diet and physical exercise.

Beyond that, the label granted by the European Commission states that an estimated 50% of the improved figures observed regarding the levels of HbA1c, HDL cholesterol and triglycerides was independent of that expected from weight loss alone. The lipoprotein fraction significantly enhanced by rimonabant is called “HDL” (HDL: high density lipoprotein), also referred to as “good cholesterol”.

About sanofi-aventis
Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Sala Mahyaoui: +33.1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, s anofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Sala Mahyaoui: +33.1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com